UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Avago Technologies Limited
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
Y0486S 104
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Millennium Fund (Overseas), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 2 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Associates Millennium (Overseas), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 3 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Millennium Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 4 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR European Fund, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 5 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Associates Europe, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 6 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Europe Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 7 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR European Fund II, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 8 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Associates Europe II, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 9 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Europe II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 10 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS Avago Investment Partners, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 11 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS Avago Investment G.P., Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 12 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Millennium GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 13 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 14 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 15 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Group Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 16 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 17 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 18 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 19 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR Partners (International), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

PN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 20 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS KKR 1996 Overseas, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

OO
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 21 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

IN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 22 of 36 pages.

CUSIP No.	Y0486S 104

1	NAMES OF REPORTING PERSONS George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,274,441 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

150,274,441 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,274,441 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.7%*

12	TYPE OF REPORTING PERSON

IN
* Represents the aggregate number of ordinary shares of Avago Technologies Limited held by Bali Investments S.àr.l. as of December 31, 2009 and percentage ownership based on ordinary shares outstanding as of December 31, 2009. See Item 4 of this Statement on Schedule 13G.

Page 23 of 36 pages.

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of ordinary shares, no par value, of Avago Technologies Limited.
Item 1.
(a)	Name of Issuer:

Avago Technologies Limited

(b)	Address of Issuer’s Principal Executive Offices:

1 Yishun Avenue 7 Singapore 768923
Item 2.
(a)	Name of Persons Filing:
KKR Millennium Fund (Overseas), Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Millennium Limited
KKR European Fund, Limited Partnership
KKR Associates Europe, Limited Partnership
KKR Europe Limited
KKR European Fund II, Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Europe II Limited
KKR Millennium GP LLC
KKR Fund Holdings L.P.
KKR Fund Holdings GP Limited
KKR Group Holdings L.P.
KKR Group Limited
KKR & Co. L.P.
KKR Management LLC
KKR Partners (International), Limited Partnership
KKR 1996 Overseas, Limited
Henry R. Kravis
George R. Roberts
Avago Investment Partners, Limited Partnership
Avago Investment G.P., Limited

Page 24 of 36 pages.

(b)	Address of Principal Business Office:
The principal business office for all persons filing except George R. Roberts is:
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street
New York, NY 10019
The principal business office for George R. Roberts is:
c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025
(c)	Citizenship:
See Item 4 of each cover page.
(d)	Title of Class of Securities:
Ordinary shares, no par value per share
(e)	CUSIP Number:
Y0486S 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a)	Amount Beneficially Owned:
As of December 31, 2009, Bali Investments S.àr.l. (“Bali”) held 150,274,441 ordinary shares of Avago Technologies Limited (“Avago”). On February 2, 2010, Bali participated in a secondary offering of Avago’s ordinary shares, in which Bali sold 19,490,425 ordinary shares of Avago. As of February 12, 2010, Bali held 130,784,016 ordinary shares of Avago. The shareholders of Bali include funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and funds affiliated with Silver Lake Partners (“Silver Lake”). Each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago held by Bali. However, each such person disclaims beneficial ownership of these securities.
Bali, certain affiliates of KKR, certain affiliates of Silver Lake, Seletar Investments Pte Ltd and Geyser Investment Pte Ltd are parties to a shareholders agreement with respect to the ordinary shares of Avago, and solely as a result of which each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago directly or indirectly owned by such persons. However, each such person disclaims membership in any such group and disclaims beneficial ownership of these securities. Affiliates of each of KKR and Silver Lake have the right under the shareholders agreement to nominate up to three directors of Avago.

Page 25 of 36 pages.

As of December 31, 2009, KKR Millennium Fund (Overseas), Limited Partnership (“Millennium Fund”), as a shareholder of Bali, may be deemed to have indirectly owned 15,475,684 ordinary shares of Avago. As of February 12, 2010, Millennium Fund, as a shareholder of Bali, may be deemed to indirectly own 13,468,505 ordinary shares of Avago. As the sole general partner of Millennium Fund, KKR Associates Millennium (Overseas), Limited Partnership may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by Millennium Fund. As the sole general partner of KKR Associates Millennium (Overseas), Limited Partnership, KKR Millennium Limited may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by Millennium Fund. KKR Associates Millennium (Overseas), Limited Partnership and KKR Millennium Limited disclaim beneficial ownership of such securities.
As of December 31, 2009, KKR European Fund, Limited Partnership (“European Fund”), as a shareholder of Bali, may be deemed to have indirectly owned 30,814,161 ordinary shares of Avago. As of February 12, 2010, European Fund, as a shareholder of Bali, may be deemed to indirectly own 26,817,599 ordinary shares of Avago. As the sole general partner of European Fund, KKR Associates Europe, Limited Partnership may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by European Fund. As the sole general partner of KKR Associates Europe, Limited Partnership, KKR Europe Limited may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by European Fund. KKR Associates Europe, Limited Partnership and KKR Europe Limited disclaim beneficial ownership of such securities.
As of December 31, 2009, KKR European Fund II, Limited Partnership (“European Fund II”), as a shareholder of Bali, may be deemed to have indirectly owned 20,667,556 ordinary shares of Avago. As of February 12, 2010, European Fund II, as a shareholder of Bali, may be deemed to indirectly own 13,468,505 ordinary shares of Avago. As the sole general partner of European Fund II, KKR Associates Europe II, Limited Partnership may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by European Fund II. As the sole general partner of KKR Associates Europe II, Limited Partnership, KKR Europe II Limited may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by European Fund II. KKR Associates Europe II, Limited Partnership and KKR Europe II Limited disclaim beneficial ownership of such securities.

Page 26 of 36 pages.

As of December 31, 2009, Avago Investment Partners, Limited Partnership (“AIP”), as a shareholder of Bali, may be deemed to have indirectly owned 10,550,790 ordinary shares of Avago. As of February 12, 2010, AIP, as a shareholder of Bali, may be deemed to indirectly own 13,468,505 ordinary shares of Avago. As the sole general partner of AIP, Avago Investment G.P., Limited may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by AIP. As a member of Avago Investment G.P., Limited, KKR Millennium GP LLC may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by AIP. Avago Investment G.P., Limited and KKR Millennium GP LLC disclaim beneficial ownership of such securities.
Each of KKR Fund Holdings L.P. (“KKR Fund Holdings”) (as the sole shareholder of KKR Millennium Limited, KKR Europe Limited and KKR Europe II Limited and the designated member of KKR Millennium GP LLC); KKR Fund Holdings GP Limited (“KKR Fund Holdings GP”) (as a general partner of KKR Fund Holdings); KKR Group Holdings L.P. (“KKR Group Holdings”) (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings); KKR Group Limited (“KKR Group”) (as the general partner of KKR Group Holdings); KKR & Co. L.P. (“KKR & Co.”) (as the sole shareholder of KKR Group); and KKR Management LLC (“KKR Management”) (as the general partner of KKR & Co.) may also be deemed to be the beneficial owner of the securities held by Millennium Fund, European Fund and European Fund II. KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management disclaim beneficial ownership of such securities.
As of December 31, 2009, KKR Partners (International), Limited Partnership (“Partners International”), as a shareholder of Bali, may be deemed to have indirectly owned 2,736,160 ordinary shares of Avago. As of February 12, 2010, Partners International, as a shareholder of Bali, may be deemed to indirectly own 2,381,283 ordinary shares of Avago. As the sole general partner of Partners International, KKR 1996 Overseas, Limited may be deemed to share voting and dispositive power with respect to the ordinary shares of Avago indirectly owned by Partners International. KKR 1996 Overseas, Limited disclaims beneficial ownership of such securities.
As the designated members of KKR Management LLC, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities held by Millennium Fund, European Fund and European Fund II but disclaim beneficial ownership of such securities. As directors of KKR 1996 Overseas, Limited, Messrs. Kravis, Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc S. Lipschultz, Reinhard Gorenflos, Joseph Y. Bae, Brian F. Carroll, Scott C. Nuttal and William J. Janetschek may be deemed to be the beneficial owner of the securities held by Partners International but disclaim beneficial ownership of such securities. Messrs. Kravis and Roberts have also been designated as managers of KKR Millennium GP LLC by KKR Fund Holdings. Mr. Greene is a member of the board of directors of Avago.

Page 27 of 36 pages.

(b)	Percent of Class:
See Item 11 of each cover page. The percentages of beneficial ownership are based on 236,011,856 ordinary shares outstanding as of December 31, 2009.
As of February 12, 2010, the percentages of beneficial ownership of ordinary shares of Avago of the Reporting Persons was 55.2% (based on 237,073,449 shares outstanding as of February 3, 2010).
(c)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
See Item 5 of each cover page.
(ii) Shared power to vote or direct the vote:
See Item 6 of each cover page.
(iii) Sole power to dispose or direct the disposition of:
See Item 7 of each cover page.
(iv) Shared power to dispose or direct the disposition of:
See Item 8 of each cover page.
As of February 12, 2010, Bali had the sole power to vote and dispose of 130,784,016 ordinary shares.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Page 28 of 36 pages.

Item 8. Identification and Classification of Members of the Group.
See Attachment A.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
Not Applicable.

Page 29 of 36 pages.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010	KKR Millennium Fund (Overseas), Limited Partnership

By: KKR Associates Millennium (Overseas), Limited Partnership, Its: General Partner

By: KKR Millennium Limited, Its: General Partner

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	KKR Associates Millennium (Overseas), Limited Partnership

By: KKR Millennium Limited, Its: General Partner

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	KKR Millennium Limited

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Page 30 of 36 pages.

Dated: February 12, 2010	KKR European Fund, Limited Partnership

By: KKR Associates Europe, Limited Partnership, Its: General Partner

By: KKR Europe Limited, Its: General Partner

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	KKR Associates Europe, Limited Partnership

By: KKR Europe Limited, Its: General Partner

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	KKR Europe Limited

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	KKR European Fund II, Limited Partnership

By: KKR Associates Europe II, Limited Partnership, Its: General Partner

By: KKR Europe II Limited, Its: General Partner

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Page 31 of 36 pages.

Dated: February 12, 2010	KKR Associates Europe II, Limited Partnership

By: KKR Europe II Limited, Its: General Partner

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	KKR Europe II Limited

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	Avago Investment Partners, Limited Partnership

By: Avago Investment G.P., Limited, Its: General Partner

By: KKR Millennium GP LLC Its: Member

/s/ William J. Janetschek Name: William J. Janetschek, Title: Attorney-in-fact for Henry R. Kravis, Manager

/s/ William J. Janetschek Name: William J. Janetschek, Title: Attorney-in-fact for George R. Roberts, Manager

Dated: February 12, 2010	Avago Investment G.P., Limited

By: KKR Millennium GP LLC Its: Member

/s/ William J. Janetschek Name: William J. Janetschek, Title: Attorney-in-fact for Henry R. Kravis, Manager

/s/ William J. Janetschek Name: William J. Janetschek, Title: Attorney-in-fact for George R. Roberts, Manager

Page 32 of 36 pages.

Dated: February 12, 2010	KKR Millennium GP LLC

/s/ William J. Janetschek Name: William J. Janetschek, Title: Attorney-in-fact for Henry R. Kravis, Manager

/s/ William J. Janetschek Name: William J. Janetschek, Title: Attorney-in-fact for George R. Roberts, Manager

Dated: February 12, 2010	KKR Fund Holdings L.P.

By: KKR Fund Holdings GP Limited, Its: General Partner

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	KKR Fund Holdings GP Limited

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	KKR Group Holdings L.P.

By: KKR Group Limited, Its: General Partner

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	KKR Group Limited

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Page 33 of 36 pages.

Dated: February 12, 2010	KKR & Co. L.P.

By: KKR Management LLC, Its: General Partner

/s/ William J. Janetschek Name: William J. Janetschek, Title: Chief Financial Officer

Dated: February 12, 2010	KKR Management LLC

/s/ William J. Janetschek Name: William J. Janetschek, Title: Chief Financial Officer

Dated: February 12, 2010	KKR Partners (International), Limited Partnership

By: KKR 1996 Overseas, Limited Its: General Partner

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	KKR 1996 Overseas, Limited

/s/ William J. Janetschek Name: William J. Janetschek, Title: Director

Dated: February 12, 2010	Henry R. Kravis

/s/ William J. Janetschek Name: William J. Janetschek, Title: Attorney-in-Fact

Dated: February 12, 2010	George R. Roberts

/s/ William J. Janetschek Name: William J. Janetschek, Title: Attorney-in-Fact

Page 34 of 36 pages.

ATTACHMENT A
The shareholders of Bali Investments S.àr.l. (“Bali”) include funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and funds affiliated with Silver Lake Partners (“Silver Lake”). Each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago Technologies Limited (“Avago”) held by Bali. However, each such person disclaims beneficial ownership of the shares reported on this Schedule 13G.
The following persons affiliated with KKR may be deemed to be a member of such group: KKR Millennium Fund (Overseas), Limited Partnership; KKR Associates Millennium (Overseas), Limited Partnership; KKR Millennium Limited; KKR European Fund, Limited Partnership; KKR Associates Europe, Limited Partnership; KKR Europe Limited; KKR European Fund II, Limited Partnership; KKR Associates Europe II, Limited Partnership; KKR Europe II Limited; KKR Millennium GP LLC; KKR Fund Holdings L.P.; KKR Fund Holdings GP Limited; KKR Group Holdings L.P.; KKR Group Limited; KKR & Co. L.P.; KKR Management LLC; KKR Partners (International), Limited Partnership; KKR 1996 Overseas, Limited; Henry R. Kravis and George R. Roberts. Please also refer to Item 4 of this Schedule 13G.
The following persons affiliated with Silver Lake may be deemed to be a member of such group, based solely on information received from such persons: Silver Lake Partners II Cayman, L.P., Silver Lake Technology Associates II Cayman, L.P., Silver Lake Technology Investors II Cayman, L.P., and Silver Lake (Offshore) AIV GP II, Ltd.
The following persons affiliated with both KKR and Silver Lake may be deemed to be a member of such group: Avago Investment Partners, Limited Partnership; and Avago Investment G.P., Limited. Please also refer to Item 4 of this Schedule 13G.
Bali, certain affiliates of KKR, certain affiliates of Silver Lake, Seletar Investments Pte Ltd and Geyser Investment Pte Ltd are parties to a shareholders agreement with respect to the ordinary shares of Avago, and solely as a result of which each such person may be deemed to be a member of a group with respect to the ordinary shares of Avago directly or indirectly owned by such persons. However, each such person disclaims membership in any such group and disclaims beneficial ownership of these securities.
Each such person is responsible for complying with its Schedule 13G reporting obligations with respect to Avago.

Page 35 of 36 pages.

EXHIBIT INDEX

Exhibit 1 —	Joint Filing Agreement dated as of February 12, 2010

Exhibit 2 —	Power of Attorney dated as of July 31, 2005

Exhibit 3 —	Power of Attorney dated as of July 31, 2005

Page 36 of 36 pages.